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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005
Consolidated income before income taxes and minority interests	$86,164	$77,053	$38,144	$116,029	$66,736
Interest sensitive and index product benefits and amortization of deferred sales inducements	387,882	235,836	571,917	429,062	311,479
Interest expense on notes payable	14,853	19,773	20,916	21,278	20,482
Interest expense on subordinated debentures	15,819	19,445	22,520	21,354	14,145
Interest expense on amounts due under repurchase agreements and other interest expense	534	8,207	15,926	32,931	11,280
Interest portion of rental expense	570	459	468	431	388

Consolidated earnings	$505,822	$360,773	$669,891	$621,085	$424,510

Interest sensitive and index product benefits and amortization of deferred sales inducements	$387,882	$235,836	$571,917	$429,062	$311,479
Interest expense on notes payable	14,853	19,773	20,916	21,278	20,482
Interest expense on subordinated debentures	15,819	19,445	22,520	21,354	14,145
Interest expense on amounts due under repurchase agreements and other interest expense	534	8,207	15,926	32,931	11,280
Interest portion of rental expense	570	459	468	431	388

Combined fixed charges	$419,658	$283,720	$631,747	$505,056	$357,774

Ratio of consolidated earnings to fixed charges	1.2	1.3	1.1	1.2	1.2

Ratio of consolidated earnings to fixed charges, both excluding interest sensitive and index product benefits and amortization of deferred sales inducements	3.7	2.6	1.6	2.5	2.4

        On January 1, 2009, we adopted and applied retrospectively to all periods presented an accounting standard for convertible debt instruments that may be settled in whole or in part in cash. Our contingent convertible senior notes fall within the scope of this accounting standard that were issued by us in December 2004 and December 2009.

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  Exhibit 12.1